 Filed Pursuant to Rule 424(b)(3)
 File Nos. 333-215074 and 811-23221
FS CREDIT INCOME FUND
Supplement dated March 30, 2021 to the
FS Credit Income Fund (the “Fund”)
Prospectus dated February 28, 2021
This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Income Fund (the “Fund”), dated February 28, 2021 (as may be supplemented and amended, the “Prospectus”). Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.
You should carefully consider the “Types of Investments and Related Risks” beginning on page 37 of the Prospectus before you decide to invest in the Fund’s Shares.
Effective as of May 25, 2021, a contingent deferred sales charge (“CDSC”) of 1.50% may be assessed on Class U-2 Shares of the Fund purchased without a sales charge if they are repurchased before the first day of the month of the one-year anniversary of the purchase. A CDSC (i) will be assessed on the lesser of the net asset value (“NAV”) of the shares at the time of the repurchase or the NAV when the shares originally were purchased; and (ii) will not be imposed on the amount of your account value represented by the increase in NAV over the initial purchase price (including increases due to the reinvestment of dividends and capital gains distributions) and upon early repurchase of shares. This increase will be represented by shares having an aggregate dollar value in your account.
The CDSC will not be charged on Class U-2 Shares acquired through reinvestment of dividends or capital gain distributions and will be charged on the original purchase cost or the current market value of the Class U-2 Shares at the time they are repurchased, whichever is lower. In addition, repayment of loans under certain retirement and benefit plans will constitute new sales for purposes of assessing the CDSC. To minimize the amount of any CDSC, the Fund will repurchase Shares in the following order:
1.
Class U-2 Shares acquired by reinvestment of dividends and capital gain distributions
(always free of a CDSC);

2.
Class U-2 Shares held for one year or more; and

3.
Class U-2 Shares held before the first anniversary of their purchase.

The CDSC will not be assessed on the redemption of Class U-2 Shares upon the death of a shareholder or eligible mandatory distributions under the Internal Revenue Code of 1986, as amended. Documentation may be required and some limitations may apply. Also, Class U-2 Shares will not be eligible to be converted until any applicable CDSC period has expired.
Please retain this Supplement for future reference.